Form 40-17f-2
(As adopted in Release No. IC-17085, July 26, 1989, effective
   September 25, 1989, 54 F.R. 32048.)

 U.S. Securities and Exchange Commission
       Washington, D.C.    20549

               FORM 40-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1.  Investment Company Act File Number:
                                        Date examination completed.
             811- 02287                        1/03/99


2.  State Identification Number:   PA

AL(  )    AK(  )    AZ(  )    AR(  )    CA(  )     CO(  )
CT(  )    DE(  )    DC(  )    FL(  )    GA(  )     HI(  )
ID(  )    IL(  )    IN(  )    IA(  )    KS(  )     KY(  )
LA(  )    ME(  )    MD(  )    MA(  )    MI(  )     MN(  )
MS(  )    MO(  )    MT(  )    NE(  )    NV(  )     NH(  )
NJ(  )    NM(  )    NY(  )    NC(  )    ND(  )     OH(  )
OK(  )    OR(  )    PA(X )    RI(  )    SC(  )     SD(  )
TN(  )    TX(  )    UT(  )    VT(  )    VA(  )     WA(  )
WV(  )    WI(  )    WY(  )    PUERTO RICO

Other (specify):

3.  Exact number of investment company as specified in
     registration statement:     1


4.  Address of principal executive office: (number, street, city, state,
     zip code)   1375 Anthony Wayne Dr
                 Wayne, PA    19087